UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2009
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CREDO Petroleum Corporation
Full Name of Registrant

Former Name if Applicable

1801 Broadway, Ste 900
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 2, 2008, in connection with preparing its quarterly report for third quarter 2008, management of CREDO Petroleum Corporation (the “company”) and the Audit Committee of its Board of Directors determined that the contemporaneous formal documentation it had historically prepared to support its initial hedge designations in connection with the company’s natural gas hedging program does not meet the technical requirements to qualify for cash flow hedge accounting treatment in accordance with SFAS 133.  The primary reason for this determination was that the formal hedge documentation lacks specificity of the hedged items and therefore, the cash flow designations failed to meet hedge documentation requirements for cash flow hedge accounting treatment.  Consequently, the unrealized gain or loss should have been recorded in the consolidated statements of operations as a component of income before income taxes.  Under the cash flow accounting  treatment used by the company, the fair values of the hedge contracts was recognized in the consolidated balance sheets with the resulting unrealized gain or loss, net of income taxes, recorded initially in accumulated other comprehensive income and later reclassified through earnings when the hedged production affected earnings.

The company will restate its consolidated financial statements for fiscal years ended October 31, 2005, 2006, 2007 and the first and second quarters of fiscal year ending October 31, 2008.  These financial statements must be restated before there is an appropriate basis for preparing the consolidated financial statements to be included in the company’s Form 10-Q for the quarter ended July 31, 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Alford B. Neely	303	297-2200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The primary financial statement items impacted by this restatement are as follows:

			Unrealized Hedges Included
	Revenues		in Income, Net of Tax		Net Income		Diluted Income per share
Period	As reported	As restated	As reported	As restated	As reported	As restated	As reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands, except for per share amounts)

Fiscal year 2005	$13,289	$14,008	$0	$131	$5,022	$5,153	$0.54	$0.55

Fiscal year 2006	16,491	16,757	0	956	5,880	6,836	0.62	0.72

Fiscal year 2007	16,993	15,084	0	(331)	6,091	5,760	0.65	0.61

Total Prior Years	46,773	45,849	0	756	16,993	17,749	1.81	1.88

Nine months ended 7/31/07	12,993	11,806	0	301	4,737	5,038	0.50	0.54

CREDO Petroleum Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	9/9/08	By	/s/ Alford B. Neely
Alford B. Neely, Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).